Report of Independent Registered Public Accounting Firm

The Board of Trustees of Franklin Value Investors Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Franklin Value Investors Trust (“the Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2020.  Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements).  Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of September 30, 2020 and with respect to agreement of security purchases and sales, for the period from October 1, 2019 through September 30, 2020:

•         Confirmation of all securities held by Franklin Templeton Investor Services, Inc., transfer agent, in book entry form, without prior notice to management;

•         Reconciliation of all such securities to the books and records of the Trust;

•         Agreement of 5 security purchases and 5 security sales, for each fund in the Trust, from the books and records of the Trust to the transfer agent confirmation and third-party bank statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

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In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2020, with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, MA

August 18, 2021

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